Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Earnings (loss)
Pre-tax loss	$(31,905)	$(19,606)	$(30,350)	$(36,249)	$(18,735)
Total fixed charges	$65,534	$52,759	$45,365	$38,157	$18,721
Total income (loss) before fixed charges	$33,629	$33,153	$15,015	$1,908	$(14)

Fixed Charges
Interest expenses	$65,373	$52,627	$45,128	$37,736	$18,198
Assumed interest attributable to rentals	$161	$132	$237	$421	$523
Total fixed charges	$65,534	$52,759	$45,365	$38,157	$18,721
Deficiency of earnings available to cover fixed charges	$31,905	$19,606	$30,350	$36,249	$18,735
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a